SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13E-3 TRANSSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Minnesota Corn Processors, LLC
(Name of the Issuer)

Minnesota Corn Processors, LLC
Archer-Daniels-Midland Company
ADM Milling Co.
(Name of the Person(s) Filing Statement)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David J. Smith	Michael A. Stanchfield
Sr. Vice President and General Counsel	Faegre & Benson LLP
Archer-Daniels-Midland Company	2200 Wells Fargo Center
4666 Faries Parkway	90 South Seventh Street
Decatur, Illinois 62526	Minneapolis, Minnesota 55402
(217) 424-5000	(612) 766-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

INTRODUCTION
SIGNATURE

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Minnesota Corn Processors, LLC, a Colorado limited liability company and the issuer of the membership units that are the subject of the Rule 13e-3 transaction (“MCP”), Archer-Daniels-Midland Company, a Delaware corporation (“ADM”), and ADM Milling Co., a Minnesota corporation and wholly owned subsidiary of ADM (“ADM Milling”).

     Pursuant to an agreement and plan of merger, dated as of July 11, 2002, among ADM, ADM Milling, ADM Acquisition LLC, a Colorado limited liability company owned 98.57% by ADM and 1.43% by ADM Milling (“Acquisition Subsidiary”), and MCP, Acquisition Subsidiary merged with and into MCP on September 6, 2002.

     In the merger:

•	ADM and ADM Milling acquired all of the Class A units of membership interest of MCP in proportion to their ownership interests in Acquisition Subsidiary;

•	each Class A unit of MCP that was outstanding immediately before the effective time of the merger was converted into the right to receive a cash payment of $2.90, without interest, subject to offset for those holders of Class A units who have outstanding financial obligations to MCP, described as the “1996 loss payable” in MCP’s pre-merger operating agreement;

•	ADM, as sole owner of the Class B units of membership interest of MCP, continued to hold those units; and

•	Acquisition Subsidiary ceased to exist.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(b)	At a special meeting of MCP’s eligible Class A members held on September 5, 2002, those members approved the merger agreement and the merger.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	The merger was consummated on September 6, 2002.

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002

MINNESOTA CORN PROCESSORS, LLC

By /s/ David J. Smith Name: David J. Smith Title: Vice President

ARCHER-DANIELS-MIDLAND COMPANY

By /s/ David J. Smith Name: David J. Smith Title: Senior Vice President

ADM MILLING CO.

By /s/ David J. Smith Name: David J. Smith Title: Vice President